UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2007

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated June 21, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  June 22, 2007

Exhibit No	Description

1.	Press release dated June 21, 2007.

Exhibit 1

June 21, 2007
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

Jinpan International Limited(AMEX: JST ) Announced 12 CENTS CASH DIVIDEND DISTRIBUTION ON JULY 16, 2007

Englewood Cliffs, NJ-June 21, 2007-Jinpan International Limited (JST)
According to The Board of Directors resolution on January 15, 2007, Jinpan International Limited declared a cash dividend of 24 Cents per share of common stock for the year 2007. The company already made the first distribution of 12 Cents per share on February 8, 2007. The Company will make the second distribution of 12 Cents per share on July 16, 2007, to the shareholders of record on July 02, 2007.

As the premier manufacturer of cast coil transformers, the Company has been gaining market shares on a global basis. In addition, we are looking for areas to provide a more complete package to our customers. We are looking to realizing our goals and to continue delivering the greatest value to our customers.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.